FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

UBS V10 Currency Index with Volatility Cap
24th March 2011 - MTD Performance Report

●	The situation in the Middle East caused global uncertainty, resulting in a sell off in the current high yielding currencies in the V10 Index	AUD	0.26%	AUDUSD and AUDJPY have seen strong selling pressure since tragic events in Japan. AUD faced greater risks due to the strong economic relationship between Australia and Japan
●	Following the earthquake and tsunami that hit Japan, initially the FX option market was resilient, but soon panic set in and the Yen appreciated quickly relative to the USD	NZD	-0.44%
The RBNZ reduced the Official Cash Rate by 50 basis points to 2.5% in March. Like other highbeta growth currencies, NZD will likely be more susceptible to shifts in risk appetite rather than domestic data

●	With its mixed carry position, the V10 Index declined with an excess return of -6.30% MTD through 24th March.	NOK	0.73%	NOK had a tough month as investors sought liquidity elsewhere amid risk aversion. Norges Bank left its deposit rate unchanged at 2%
Index Description
The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V).
The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to approximately six months. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis.

Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

CHF	2.25%
The Swiss franc was in demand during the month due to rising risk aversion related to conditions in Japan and Middle East. Risk sentiments in combination with relative rate expectations will likely remain the CHF's main driver in weeks to come

JPY	0.99%
After the events in Japan there was a major rise in Yen as people thought that insurance companies would have to buy Yen to settle claims in Japan. BOJ intervened massively in the market to stop the Yen from strengthening further

USD	NA
The accumulation of risks due to rising Geopolitical risk, rising oil prices and natural disaster should have provided plenty of scope for the dollar to rise, given its typically high correlation to risk, but the greenback's performance has been disappointing.

* All performance against USD

Performance Influencing Factors
The V10 strategy has been impacted by two main factors to date in March 2011. The situation in the Middle East was causing uncertainty that resulted in a sell off in the high yielding currencies and the JPY and CHF continued to strengthen. Fears about disruption to fuel supplies and the consequences for global growth weighed on the index. The strategy was then hit by the tragic set of events in Japan. However, the initial response in the FX options market was insufficient to cause a flip in the volatility filter. However, as panic set in there was a major rise in the Yen as people thought that insurance companies would have to buy Yen to settle claims in Japan. This move started in early Asian trading hours and the filter was not measured until midday in Zurich. The strategy traded at approximately 4pm Zurich time and so the mark for the index that day was for a long HY position. The strategy would have to wait for further downward moves the following day to realize a gain. However, on the next day the BOJ, together with the other major central banks, intervened massively in the market to stop the Yen from strengthening further as further panic concerning the state of the Fukushima reactors drove the currency to new historic highs. This caused further losses as the market rallied.
Source: UBS

The table opposite illustrates how the high and low yielding G10 currencies faired against the USD over the month.

V10 Index Behavior
The strategy changed its position twice during the month. It went from long carry to short carry on 17th March and changed back to long carry on 18th March. V10 registered a loss of 6.30% MTD through March 24th. Meanwhile, S&P total return for the month was a loss of 1.22%. The performance since inception on 06 May 2009 has been -0.59%.

Graph 1: V10 and S&P 500 month to date performance

Source: UBS Investment Bank. Note: For illustration purposes only; SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Date	Long	Short
31-Dec-11	AUD, NOK, NZD	CHF, JPY, USD
17-Mar-11	CHF, JPY, USD	AUD, NOK, NZD
18-Mar-11	AUD, NOK, NZD	CHF, JPY, USD

FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Hypothetical and actual Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from May 6, 2009 through Mar 24, 2011.

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-6.3%										-5.2%

Source: UBS Investment Bank

Index performance and 65 day actual volatility

Index performance and volatility filter

FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance till 24th March 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Jan-10	Feb-11	24-Mar-11	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.29	9.36	8.72	-12.8%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	9.00	9.15	8.54	-14.6%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.26	9.29	8.67	-13.3%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.17	9.17	8.57	-14.3%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.13	9.15	8.51	-14.9%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.95	8.94	8.23	-17.7%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	9.13	9.10	8.39	-16.1%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.97	9.93	9.19	-8.1%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	10.22	10.11	9.08	-11.4%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	9.75	9.71	9.05	-11.7%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	9.59	9.53	8.77	-14.6%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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